SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of February, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached are the following documents: (i) an English translation of a letter sent today to the Chilean Superintendency of Banks, the Chilean Superintendency of Securities and Insurance and Chilean stock exchanges, informing the issuance of a Consent Order by the Office of the Comptroller of the Currency and of a Cease and Desist Upon Consent Order by the Federal Reserve Bank of Atlanta, applicable to the Bank and their New York and Miami Branches respectively; (ii) a copy of the Consent Order issued by the Office of the Comptroller of the Currency; and (iii) a copy of the Cease and Desist Order Upon Consent issued by the Federal Reserve Board of Atlanta.

Santiago, February 2, 2005

Mr.
Enrique Marshall Rivera
Superintendent of Banks
And Financial Institutions

Mr. Superintendent:

         According to Articles 9 and 10 of the Securities Law N° 18,045 the Bank hereby informs you of the following essential information regarding Banco de Chile:

         “Banco de Chile has agreed with the Office of the Comptroller of the Currency (OCC), and separately with the Board of Governors of the Federal Reserve System (FED), that as part of their targeted examinations being conducted on the Bank’s New York and Miami Branches respectively, enforcement actions called “Consent Order” and “Cease and Desist Order Upon Consent” be issued, both effective on February 1st, 2005, by virtue of which the Bank and its respective branches have committed to take various steps set forth therein, principally in the areas of compliance with provisions regarding Bank Secrecy Act and Anti – Money Laundering. The full text of both orders is attached, in their original English version.”

         Sincerely,

Pablo Granifo Lavin
Chief Executive Officer

Exhibit A

UNITED STATES OF AMERICA
DEPARTMENT OF THE TREASURY
OFFICE OF THE COMPTROLLER OF THE CURRENCY

In the Matter of:	)
Banco de Chile, New York Branch	)
New York, New York	)
(Federal Branch of Banco de Chile))
	)	AA-EC-05-09
and	)
)
Banco de Chile	)
Santiago, Chile	)
)

CONSENT ORDER

         The Acting Comptroller of the Currency of the United States of America (“Comptroller”), through her National Bank Examiner, is conducting an examination of Banco de Chile, New York Branch (the “New York Branch” or “Branch”), a Federal branch of Banco de Chile, Santiago, Chile (“Bank”).

         In cooperation with the Comptroller’s examination, the Audit Committee of the Bank has provided the Comptroller with a report containing the results of an internal investigation conducted by its outside counsel.

         The examination and internal investigation report have identified deficiencies in the Bank’s internal controls, particularly in the area of Bank Secrecy Act and Anti-Money Laundering compliance. The Bank and the New York Branch, by consenting to the issuance of this Order, are committing to take the necessary steps to address deficiencies and enhance due diligence policies and procedures.

         The New York Branch, by and through Patricio Nazal, the Managing Director, International Area of the Bank, duly authorized by the Bank to bind the Branch, and the Bank, by and through its General Manager, have executed a “Stipulation and Consent to the Issuance of a Consent Order,” (“Stipulation and Consent”) dated January 28, 2005, that is accepted by the Comptroller. By this Stipulation and Consent, which is incorporated by reference, the New York Branch and the Bank have consented to the issuance of this Consent Order (“Order”) by the Comptroller.

         Pursuant to the authority vested in her by the International Banking Act of 1978, as amended, 12 U.S.C. § 3101 et seq., and the Federal Deposit Insurance Act, as amended, 12 U.S.C. § 1818, the Comptroller hereby orders that:

Article I

BRANCH MANAGEMENT

         (1) Within ninety (90) days, the General Manager of the Branch (“GM”) and the Bank shall complete a written report regarding the Branch management staffing skills. The review and report shall address the changes necessary to fulfill the Branch’s obligations pursuant to this Order and to meet the Bank’s strategic goals. As part of the review, the GM and the Bank shall determine whether management or staff changes should be made, including whether there is a need for additions to or deletions from current management or staffing, and whether the skills of management and staff need improvement.

         (2) Within ninety (90) days, the Bank and the GM shall develop an Action Plan to implement the recommendations and results of its review pursuant to Paragraph (1) of this Article. The Action Plan will also include the following components: a Books and Records Program; An Employment Standards Program; an Internal Controls Program; a Bank Secrecy Act Program; a Bank Secrecy Act Audit Program; and a Suspicious Activity Report Program.

         (3) Upon completion of the Action Plan, a copy of the written report and Action Plan shall be submitted to the Deputy Comptroller, Special Supervision Division (“Deputy Comptroller”), Office of the Comptroller of the Currency, 250 E St., SW, Washington, D.C., 20219, for his prior written determination of no supervisory objection to the Action Plan.

         (4) Upon receipt of a written determination of no supervisory objection, the Branch shall immediately implement the components of the Action Plan in accordance with the dates set forth therein and thereafter adhere to the Action Plan. Prior to making any changes that will cause, result, or bring about a significant deviation or material change to the Action Plan adopted pursuant to this Article, the Branch shall submit the changes to the Deputy Comptroller for prior written determination of no supervisory objection.

Article II

BOOKS AND RECORDS AND COMMUNICATIONS

         (1) The Branch shall extend the document preservation instruction that was issued by the Associate Chief Counsel of the Bank on September 29, 2004, and shall cease and desist from destroying, altering or removing from the Branch’s premises any Bank or Branch documents, books and records which cannot be regenerated in their entirety and in their exact form (including but not limited to, duplicate copies containing handwritten notes) from the electronic records of the Branch, until further written notice by the Deputy Comptroller.

         (2) Effective immediately, the Branch shall comply with the provisions of 12 C.F.R. § 28.18. To the extent the OCC requests any other Branch document that is not maintained in English, the Branch will obtain a translation of such document at its expense within two business days.

         (3) Effective immediately, Branch personnel shall cease and desist from any action that directly or indirectly conceals transactions from the Office of the Comptroller of the Currency (the “OCC”), or that hinders or obstructs the OCC’s examination process.

         (4) As required by Article I, Paragraph (2), the Bank and GM shall develop “a Books and Records Program” component of the Action Plan that sets forth the process by which the Bank and GM will ensure that the Branch’s documents, books and records, including electronic information systems, are maintained in a complete and accurate condition in all material respects. At a minimum, the plan shall include:

                  (a) a timetable, prioritized by account type, for implementing the plan;

                  (b) a timetable, prioritized by account type, for correcting and verifying any materially incomplete or inaccurate information, including seeking from the Bank, the Miami Branch of the Bank (“Miami Branch”), Banchile Internacional (“Banchile”), and/or any customers, of the foregoing, documents or other information necessary to ensure the completeness and accuracy of the Branch’s documents, books and records;

                  (c) a methodology for verifying that all information required by the Bank Secrecy Act and its implementing regulations, are appropriately documented, filed, and maintained.

                  (d) a review of the accuracy of all Suspicious Activity Reports and Currency Transaction Report filed on or after January 1, 1999.

                  (e) actions the Bank and GM have already taken or will take to correct any incomplete or inaccurate documents, books and records, including but not limited to any:

                  (i) filing made to any agency or branch of the U.S. Government;

                  (ii) information provided in response to any subpoena, court order or to any request for information from any agency or branch of the U.S. Government after January 1, 1999;

                  (iii) false, inaccurate or potentially misleading statements made by Bank or Branch personnel to OCC personnel;

                  (iv) information provided in response to any subpoena or court order made in any country, or any request for information from any agency or branch of the U.S. Government, directed to the Branch and made in the last ten years, regarding the accounts or transactions of Augusto Pinochet or Oscar Aitken, or their related interests;

                  (v) names of accounts or loans held for the beneficial interest of the true owner, other than legal custodians, trustees, or other fiduciaries for which the Branch performs appropriate due diligence and maintains adequate documentation to support; and

                  (vi) transactions conducted for the beneficial interest of Augusto Pinochet.

                  (f) The Books and Records Program shall include a review, in a time period not to exceed one-hundred twenty (120) days from the effective date of this Order, of all accounts that are identified as Watch list, medium risk and high risk, including an analysis of Currency Transaction Reports filed for each account, to ensure that all Suspicious Activity Reports required by 12 C.F.R. § 21.11 have been filed.

         (5) Upon completion, a copy of the Books and Records Program shall be forwarded to the Deputy Comptroller for a prior written determination of no supervisory objection.

         (6) Upon receipt of a written determination of no supervisory objection, the Branch shall immediately implement and thereafter adhere to the Books and Records Program in accordance with the dates set forth in the Action Plan.

         (7) The Bank and GM shall take the necessary steps to ensure that, once verified as in a complete and accurate condition in all material respects, the Branch’s books, records and electronic information systems are maintained in a materially complete and accurate condition.

         (8) Within five (5) business days from the date of this Order, the Bank and the GM shall provide written notice to all Branch officers and employees advising them of their obligation to be truthful, candid and forthright to all personnel of the OCC. Within five (5) business days from the date of this Order, the GM of the Bank shall provide written notice to all senior officers and managers of the Bank advising them of their obligation to be truthful, candid and forthright to all personnel of the OCC. A copy of the advisories required by this Paragraph shall be provided to the Deputy Comptroller.

         (9) As required by Article I, Paragraph (2), the Bank and the GM shall develop written policies and procedures to ensure ongoing compliance with the “Employee Standards Program” component of the Action Plan. At a minimum, the Employee Standards Program shall:

                  (a) require ongoing training regarding applicable laws and regulations, and the Branch’s internal policies and procedures;

                  (b) establish disciplinary actions for failure to be truthful, candid and forthright to OCC personnel; and

                  (c) establish disciplinary actions for willfully participating in, aiding, abetting, or allowing, any transaction, loan, or account to be held or conducted in the name of someone other than the true party or owner, other than legal custodians, trustees, or other fiduciaries for which the Branch performs appropriate due diligence and supports with adequate documentation.

         (10) The disciplinary actions referred to in Paragraphs (b) and (c) of Paragraph (11) of this Article shall include, at a minimum, the immediate release from the Branch with no ability to be hired by, or transferred to, the Bank or any Bank branch, agency, or affiliate, and the disallowance of any severance payment from the Bank or any Bank branch, agency, or affiliate;

         (11) Upon completion, a copy of the Employee Standards Program shall be forwarded to the Deputy Comptroller for a prior written determination of no supervisory objection.

         (12) Upon receipt of a written determination of no supervisory objection, the Branch shall immediately implement and thereafter adhere to the Employee Standards Program in accordance with the dates set forth in the Action Plan.

         (13) Prior to making any changes that will cause, result, or bring about a significant deviation or material change to the Employee Standards Program adopted pursuant to this Article, the Branch shall submit the changes to the Deputy Comptroller for prior written determination of no supervisory objection.

Article III

INTERNAL CONTROLS

         (1) As part of the Action Plan required by Article I, Paragraph (2), the Bank and the GM shall develop written, comprehensive policies for internal controls applicable to the Branch’s account relationships and related staffing (“Internal Controls Program”). At a minimum, the Internal Control Program shall include:

                  (a) the requirement that the following account relationships be assigned to a

         New York Branch relationship manager who will be responsible for ensuring that the account is maintained in adherence with U.S. laws and regulations:

                  (i) account relationships identified as high risk;

                  (ii) account relationships for accountholders who control multiple accounts; and

                  (iii) account relationships that involve wire transfers with non-U.S. based financial institutions, other than those to or from the Bank or Banchile for the purpose of making a scheduled transfer, including payments of principal and interest, or transfers made for the purpose of opening or closing time deposits.

                  (b) the requirement that all account activity since January 1, 1999 of customers, identified by the Branch as “Politically Exposed Persons” (“PEPs”) or as offshore entities, excluding entities incorporated or established in Chile, be reviewed for suspicious activity and if any is found, file SARs required by 12 C.F.R. § 21.11 and close any such accounts containing suspicious activity;

                  (c) the mandatory performance of background checks, once every eighteen (18) months, of all relationship managers;

                  (d) a prohibition against any employee of the Branch having signature authority, ownership, or custodial powers for any customer’s account;

                  (e) a prohibition against any depository account or loan being held under the name of someone other than the true owner, other than accounts or loans held in the name of legal custodians, trustees, or other fiduciaries for which the Branch performs appropriate due diligence and maintains adequate documentation to support;

                  (f) a prohibition against any wire or other transaction being conducted under the name of someone other than the true owner, other than legal custodians, trustees, or other fiduciaries for which the Branch performs appropriate due diligence and maintains adequate documentation to support;

                  (g) a prohibition against accepting or remitting any wire which does not identify the sender or the beneficiary. Incoming wires which merely indicate “from one of our customers” shall not be accepted by the Branch;

                  (h) a prohibition against accepting “covered transactions” (pass-thru transactions in which funds are sent by order of a correspondent bank to another institution without designating the beneficiary);

                  (i) a prohibition against having any depository accounts or loans with, or conducting any wires or other transactions with, or for the beneficial interest of, any new PEP until the Branch develops additional controls governing such accounts that are acceptable to the Deputy Comptroller;

                  (j) a requirement that relationship managers determine and document the following information:

                  (i) annual written statements from each relationship manager affirming that s/he does not maintain or have, and is not aware of, any accounts or loans, and has conducted no transactions, by or through the Branch for PEPs unless the PEP is otherwise permitted by Subparagraph (b) above;

                  (ii) a summary of each account relationship, including identification of the purpose for each account in the relationship and the customary transactions and services used in each account, including the use of any suspense or concentration account; and

                  (iii) the risk rating for each account relationship.

                  (k) a requirement for relationship managers to conduct an annual sampling of transactions within the accounts they manage to ensure an adequate understanding of the purposes of these accounts, appropriate monitoring of these accounts, and conformance of the actual transactions with the customary transactions and services for these accounts;

                  (l) a definition of “conflicts of interest” and the appearance of conflicts of interest, as well as the imposition of conflict of interest restrictions on Branch employees, officers, and directors;

                  (m) the requirement of adequate supervision of relationship managers sufficient to ensure adherence to applicable laws and regulations and the Bank’s policies and procedures, including the requirements set forth in this Article;

                  (n) the monitoring and review of transactions in accounts in the name of any governmental corporation, country, or governmental agency, particularly to provide for the review of unusual transactions, transactions involving related accounts, and transactions above Branch-established thresholds;

                  (o) the monitoring and review of transactions of accounts in the name of any governmental corporation, country, or governmental agency in order to identify suspicious transactions indicative of corruption or embezzlement in those accounts;

                  (p) the establishment of thresholds and other criteria for the identification of accounts and relationships designated as having greater than normal risk, including those set forth in this Article to be treated as having greater than normal risk, to the GM of the Branch and the Bank;

                  (q) the performance of transactional testing in all accounts and relationships designated as having greater than normal risk;

                  (r) the standards for an evaluation of the costs and profitability of all accounts and relationships designated as having greater than normal risk;

                  (s) the requirements for arm’s length dealing in any transactions by Bank employees, officers, and directors involving the Branch’s customers;

                  (t) the requirements and parameters for the disclosure of the following information from the Branch’s employees, officers, and directors:

                  (i) actual and potential conflicts of interest, including any material interest in the business of a borrower, an applicant, or other customer of the Branch;

                  (ii) “related interests” as that term is defined by 12 C.F.R. Part 215; and

                  (iii) the receipt of anything of value by Branch employees, officers, and directors, directly or indirectly, from borrowers, loan applicants, depositors, other customers, or suppliers of the Branch.

         (2) Beginning immediately, to be completed within thirty days, the following types of accounts or relationships shall be subject to the Branch’s policies and procedures for accounts or transactions with greater than normal risk to those accounts:

                  (a) accounts in the name of any foreign governmental corporation or governmental agency (including any branch of the military) with only one authorized signatory;

                  (b) accounts in the name of any casa de cambio, foreign brokerage houses or investment companies and travel agencies;

                  (c) accounts referred by the Branch to brokers in the U.S., for all non- U.S. resident customers, where the Branch is responsible for performing all Bank Secrecy Act, Anti-Money Laundering, and Know Your Customer responsibilities on behalf of the broker;

                  (d) the fifty most active deposit account relationships at the Branch;

                  (e) the fifty largest loan relationships at the Branch;

                  (f) all accounts in the name of off-shore entities that are not incorporated or established in Chile;

                  (g) accounts designated by the Bank, GM, Compliance Officer, Auditor, or Relationship Manager; and

                  (h) accounts in the name of, or related to, anyone named in a Suspicious Activity Report filed by the Branch.

         (3) A copy of the Internal Control Program component of the Action Plan shall be forwarded to the Deputy Comptroller for a written determination of no supervisory objection.

         (4) Upon receipt of a written determination of no supervisory objection, the Branch shall immediately implement and thereafter adhere to the Internal Control Program in accordance with the dates set forth in the Action Plan.

         (5) The Bank and the GM shall ensure that the Branch has processes, personnel, and control systems to ensure implementation of, and adherence to, the Internal Control Policies developed pursuant to this Article.

Article IV

BANK SECRECY ACT

         (1) As part of the Action Plan, as required by Article I, Paragraph (2), the Bank and the GM shall develop a written program of policies and procedures to ensure compliance with the Bank Secrecy Act, as amended (31 U.S.C. §§ 5311 - 5330), the regulations promulgated there under at 31 C.F.R. Part 103, as amended, and 12 C.F.R. Part 21, Subparts B and C (collectively referred to as the Bank Secrecy Act) (“Bank Secrecy Act Program”). At a minimum, the Bank Secrecy Act Program component of the Action Plan shall include:

                  (a) systems of internal controls and independent testing and auditing to ensure ongoing compliance with the Bank Secrecy Act;

                  (b) operating procedures for both the opening of new accounts and the monitoring of high risk accounts;

                  (c) adequate controls and procedures to ensure that all suspicious and large currency transactions are identified and reported with comprehensive procedures covering all points of cash entry and exit;

                  (d) procedures to ensure that records are maintained on monetary instrument transactions and funds transfers, as required by the Bank Secrecy Act;

                  (e) comprehensive procedures to identify and report to appropriate management personnel:

                  (i) frequent or large volume cash deposits or wire transfers or book entry transfers to or from individuals, domestic entities, or offshore entities not incorporated or established in Chile;

                  (ii) wire transfers or book entry transfers that are deposited into several accounts;

                  (iii) book entry transfers that are received and deposited without identifying the sender;

                  (iv) receipt and disbursement of wire transfers or book entry transfers without an apparent business reason or lawful purpose;

                  (v) receipt and disbursement of wire transfers or book entry transfers when they are inconsistent with the customer’s business;

                  (vi) receipt and disbursement of currency or monetary instruments when they are inconsistent with the customer’s business; and

                  (vii) accounts opened in the name of a casa de cambio (money exchange house) or any “financial institution” as defined in 31 C.F.R. § 103.11(n) (bank, broker/dealer, currency dealer or exchanger, issuer or seller or redeemer of traveler’s checks or money orders, transmitter of funds, telegraph company, casino, etc.);

                  (f) a comprehensive training program for all appropriate operational and supervisory personnel to ensure their awareness of and compliance with the requirements of the Bank Secrecy Act and the Office of Foreign Assets Control (“OFAC”), including the currency reporting and monetary instrument and funds transfer recordkeeping requirements, and the reporting requirements associated with Suspicious Activity Reports (“SARs”) pursuant to 12 C.F.R. Part 21, Subpart B;

                  (g) comprehensive guidelines for the provision of an officer who will be responsible for filing Currency Transaction Reports (“CTRs”), Reports of International Transportation of Currency or Monetary Instruments (“CMIRs”), and Reports of Foreign Bank and Financial Accounts (“FBARs”);

                  (h) comprehensive guidelines and procedures to identify and report both the shipment and receipt of currency or monetary instruments via common couriers; and

                  (i) comprehensive guidelines, procedures, and systems for compliance with the rules and regulations of the OFAC.

         (2) Upon completion, a copy of the Bank Secrecy Act Program shall be submitted to the Deputy Comptroller for a written determination of no supervisory objection.

         (3) Upon receipt of a written determination of no supervisory objection, the Branch shall immediately implement and thereafter adhere to the Bank Secrecy Act Program component of the Action Plan in accordance with the dates set forth in the Action Plan.

         (4) The Bank and the GM shall ensure that the Branch has processes, personnel, and control systems to ensure implementation of and adherence to the Bank Secrecy Act Program developed pursuant to this Article.

Article V

BANK SECRECY ACT - AUDIT FUNCTION

         (1) As part of the Action Plan, as required by Article I, Paragraph (2), the Bank and the GM shall develop enhanced audit programs to ensure the implementation of a comprehensive program with which it will audit the Branch’s activities for compliance with the Bank Secrecy Act (“BSA”), as amended (31 U.S.C. §§ 5311 - 5330), the regulations promulgated there under at 31 C.F.R. Part 103, as amended, and 12 C.F.R. Part 21, Subparts B and C (including, but not limited to, CTRs, SARs, and the rules and regulations of OFAC) (“BSA Audit Program”). The , BSA Audit Program shall include at a minimum:

                  (a) testing of the adequacy of internal controls designed to ensure compliance with the provisions of the Bank Secrecy Act;

                  (b) prompt management response and follow-up to all audit exceptions or other recommendations of the Bank’s auditor; and

                  (c) a risk based approach to Bank Secrecy Act compliance that includes transactional testing and verification of data for higher risk accounts or geographic areas of specific concern.

         (2) Upon completion, a copy of this BSA Audit Program shall be submitted to the Deputy Comptroller for a prior written determination of no supervisory objection.

         (3) Upon receipt of a written determination of no supervisory objection, the Branch shall immediately implement and thereafter adhere to the BSA Audit Program component of the Action plan, in accordance with the dates set forth in the Action Plan.

         (4) Within one hundred and twenty (120) days following the approval of the Action Plan, the Bank’s audit function shall perform a comprehensive audit of Branch activities, to include transactions occurring since January 1, 1999, or earlier if deemed necessary, using a risk based approach and the procedures developed pursuant to the BSA Audit program prescribed in this Article.

         (5) Upon completion, the findings of the audit shall be reported to the GM, the Bank, and the Compliance Officer, with a copy to the Deputy Comptroller.

         (6) Within thirty (30) days of receiving the written report of the audit, the Branch shall file SARs, in accordance with 12 C.F.R. § 21.11, for any previously unreported suspicious activity identified during this review.

Article VI

SUSPICIOUS ACTIVITY REPORTS

         (1) As required by Article I, Paragraph (2), as part of the Action Plan, the Bank and the GM shall develop an enhanced written program to establish a system of internal controls and processes to ensure compliance with the requirements to file SARs set forth in 12 C.F.R. § 21.11, as amended (“SAR Program”).

         (2) At a minimum, the SAR Program component of the Action Plan, shall include procedures for identifying and reporting known or suspected:

                  (a) violations of Federal law;

                  (b) violations of the Bank Secrecy Act;

                  (c) violations of OFAC;

                   (d) suspicious transactions related to money laundering activity;

                  (e) suspicious activity relating to the opening of new accounts; and

                  (f) transactions with no apparent business reason or lawful purpose.

         (3) Upon completion, a copy of this program shall be submitted to the Deputy Comptroller for a written determination of no supervisory objection. In the event the Deputy Comptroller recommends changes to the program, the Bank and the GM shall immediately incorporate those changes into the program in accordance with the dates set forth in the Action Plan.

         (4) The Bank and the GM shall ensure that the Branch has processes, personnel, and control systems to ensure implementation of and adherence to the program developed pursuant to this Article.

Article VII

COMPLIANCE DEPARTMENT

         (1) Not later than May 30, 2005, the Bank and the GM, shall ensure the New York Branch has a Compliance Department consistent with this Order:

                  (a) the Compliance Department shall have authority over, and responsibilities for the Branch, as described in this Order; and

                  (b) the Compliance Officer for the New York Branch shall be located at the New York Branch.

         (2) Not later than April 30, 2005, the Bank and the GM, shall ensure an individual holds the position of Compliance Officer, who shall supervise the Compliance Department. The qualifications of the Compliance Officer, and/or the staff of the Compliance Department, shall include:

                  (a) education and training focused on bank operations within the United States;

                  (b) expertise in the banking laws and regulations of the United States; and

                   (c) significant experience with the Bank Secrecy Act and all Anti-Money Laundering

         (“AML”) laws and regulations.

         (3) The Compliance Officer shall report directly to the Bank.

         (4) Any newly appointed Compliance Officer shall be deemed a senior executive officer and accordingly subject to the prior notice provisions of 12 C.F.R. § §5.51.

         (5) The New York Branch’s evaluation of the Compliance Officer’s performance shall be reviewed and approved in writing by the Bank.

         (6) The Compliance Officer may be disciplined or terminated only with the prior written consent of the Bank. The New York Branch shall provide written notice to the Deputy Comptroller prior to disciplining or terminating the Compliance Officer.

         (7) As required by Article I, Paragraph (2), as part of the Action Plan, the Bank and the GM shall develop an enhanced written policy detailing the duties, responsibilities, and authority of the Compliance Officer and the Department (“Compliance Department Program”). The Compliance Department Program shall, at a minimum:

                  (a) authorize the Compliance Officer to deny any loan, deposit, wire or transaction request for the New York Branch, which denial shall be supported by a written statement of the reasons for the denial and which may be overturned only by the GM, provided that a written statement by the GM of the specific reason(s) for overturning the denial, all documents related to the loan request and all documents related to the denial are provided to the Bank and the Deputy Comptroller within thirty (30) days of the date the GM overturns the denial;

                  (b) require the Branch to adopt policies, processes, procedures, systems and controls consistent with the responsibilities of the Compliance Officer and the Compliance Department;

                  (c) require the Branch to produce periodic reports and to produce specific reports as deemed necessary by the Compliance Officer;

                  (d) authorize the Compliance Officer to suspend or terminate any type of customer relationship for the New York Branch, which such suspension or termination shall be supported by a written statement of the reasons and which may be overturned only by the GM, provided that a written statement by the GM of the specific reason(s) for overturning the action, all documents related to the customer relationship and all documents related to the action are provided to the Bank and the Deputy Comptroller within thirty (30) days of the date the GM overturns the suspension or termination;

                  (e) authorize the Compliance Officer to conduct investigations into any matters related to any of the duties or authority of the Compliance Officer or Compliance Department, the existence and conclusions of which may be withheld from the Branch or Bank, with the written consent of the Bank;

                  (f) authorize the Compliance Officer to recommend that the Branch discipline or terminate any officer or employee based upon breach of duty, wasting of assets, lack of candor, dishonesty or any other basis within the purview of the Compliance Officer and the Compliance Department;

                  (g) authorize the powers necessary to fulfill the responsibilities placed on the Compliance Officer by this Article; and

                  (h) authorize any other incidental powers necessary to carry out the functions, duties and responsibilities of the Compliance Officer and the Compliance Department required by this Order, and any other powers deemed appropriate by the Bank.

         (8) Upon completion, a copy of the Compliance Department Program shall be forwarded to the Deputy Comptroller for a prior written determination of no supervisory objection.

         (9) Upon receipt of a written determination of no supervisory objection, the Branch shall immediately implement and thereafter adhere to the Compliance Officer Policy consistent with the dates set forth in the Action Plan.

         (10) The Compliance Officer shall ensure that the Compliance Department fulfills its responsibilities, which shall include, but are not limited to:

                  (a) developing enhanced policies, processes, procedures, systems and controls to mitigate and prevent money laundering, violations of the Bank Secrecy Act, and all other Anti-Money Laundering laws and regulations, and other laws and regulations;

                  (b) supervising, the Branch’s monitoring for violations of the Bank Secrecy Act, all other Anti-Money Laundering laws and regulations, and other laws and regulations;

                  (c) supervising, the Branch’s adherence to internal policies and procedures;

                  (d) investigating potential violations of the Bank Secrecy Act, all other AML laws and regulations, and other laws and regulations;

                  (e) develop a program to sample loan disbursements for potential violations of the Bank Secrecy Act and all other AML laws and regulations which shall be submitted to the Deputy Comptroller within thirty (30) days of the establishment of the Compliance Department and shall be implemented immediately after receiving notification of no supervisory objection.

                  (f) reviewing all SARs;

                  (g) filing SARs;

                  (h) maintaining full and complete documentation of the information in all SARs filed by the Branch;

                  (i) maintaining documentation concerning the Compliance Officer’s and Compliance Department’s actions required by this Order; and

                  (j) any other responsibilities contained in this Order, and any other responsibilities assigned to the Compliance Officer or Compliance Department by the Bank.

         (11) Beginning no later than sixty (60) days from the hiring of a Compliance Officer, and continuing thereafter, the Compliance Officer and Compliance Department shall require periodic reports from personnel of the New York Branch. The periodic reports shall include:

                   (a) monthly reports on all credit accounts that are newly established, renewed, or modified (including changes in collateral), which shall include:

                            (i) the name of the customer;

                            (ii) the officers, directors and major shareholders of any corporate customer;

                            (iii) the partners of any partnership customer;

                            (iv) any other accounts maintained by the customer, and, as applicable, its officers, directors, major shareholders or partners;

                            (v) a detailed analysis of the due diligence performed on the customer, and, as applicable, its officers, directors, major shareholders or partners;

                            (vi) any Related Accounts of the customer at the Branch; and

                            (vii) the action taken on the credit account.

                  (b) monthly reports listing all Related Accounts of the Branch;

                  (c) monthly reports on the activity between Related Accounts;

                  (d) monthly reports on all loan participations by the Branch;

                  (e) monthly reports on all sales, purchases or transfers of assets by the Branch;

                  (f) monthly reports on all collateral held by any other party and all instruments issued by any other party, to secure (in whole or in part) credit extended by the Branch;

                  (g) monthly reports on all collateral held by the Branch and all instruments issued by the Branch, to secure (in whole or in part) credit extended by any other party;

                  (h) monthly reports on any type of subpoena or court order received or any law enforcement inquiry directed to the Branch;

                  (i) monthly reports on any type of litigation involving the Branch or any criminal proceeding or law enforcement inquiry involving the customers of the Branch;

                  (j) quarterly reports on the account purpose, account balance and any unusual account activity for each extension of credit and deposit account, sorted by relationship manager; and

                  (k) such other reports deemed necessary or appropriate by the Compliance Officer, Compliance Department or the Bank.

         (12) Beginning not later than one hundred and fifty (150) days following the hiring of a Compliance Officer, the Compliance Officer and Compliance Department shall establish comprehensive lists and searchable databases, which shall be updated quarterly, of:

                  (a) all related accounts, which the Compliance Department shall forward to the Branch relationship manager and other personnel as deemed necessary or appropriate by the Compliance Officer, Compliance Department, or the Bank;

                  (b) all loan participations by the Branch;

                  (c) all sales, purchases or transfers of assets by the Branch, with the exception of participations sold to or purchased from o U.S. financial institutions other than the Miami Branch, from the date of this Order forward;

                  (d) all collateral held by any other party and all instruments issued by any other party, to secure (in whole or in part) credit extended by the Branch;

                  (e) all collateral held by the Branch, and all instruments issued by the Branch, to secure (in whole or in part) credit extended by any other party; and

                  (f) all deposit accounts, credit accounts, and transactions of any nature, other than clearings, from the date of this Order forward, directly or indirectly related to the Miami Branch, Banchile or the Bank, including, but not limited to, accounts or transactions where, after inquiry, the Compliance Officer or Compliance Department determines that:

                            (i) the customer or its related accounts is a customer of the Miami Branch, Banchile, or the Bank, excluding such accounts or transactions which may not be reviewed due to the existence of Chilean or other privacy laws;

                           (ii) the customer or its related accounts is a business that has, as applicable, common officers, directors, major shareholders, or partners as a customer of the Miami Branch, Banchile, or the Bank, excluding such accounts or transactions which may not be reviewed due to the existence of Chilean or other privacy laws;; or

                           (iii) the customer or its related accounts has business dealings or common investments with the Miami Branch, Banchile, or the Bank, excluding such accounts or transactions which may not be reviewed due to the existence of Chilean or other privacy laws.

         (13) Beginning not later than one hundred and twenty (120) days from the hiring of a Compliance Officer, the Compliance Officer and the Compliance Department shall establish:

                  (a) all reports, policies, processes, procedures, systems and controls that are necessary to carry out the Branch’s compliance with all laws and regulations and this Order;

                  (b) all reports, policies, processes, procedures, systems and controls that are necessary to effectively coordinate the Compliance Department’s duties and actions with the Auditing Department and the Bank; and

                  (c) all reports, policies, processes, procedures, systems and controls that are necessary to effectively comply with all Articles of this Order.

         (14) Beginning not later than ninety (90) days following the hiring of a Compliance Officer, the Compliance Officer shall designate appropriate, qualified employees to oversee each of the Compliance Department functions required by this Order, as well as other enhanced controls deemed necessary by the Bank.

         (15) Beginning not later than thirty (30) business days following the hiring of a Compliance Officer, and continuing thereafter, the Compliance Officer shall meet periodically, but not less than monthly, with personnel of the Branch who have been designated by the Compliance Officer as being responsible for compliance functions in the Branch, and such other personnel of the Branch required to participate in any meeting by the Compliance Officer. If such meetings involve Compliance Department personnel located in the Miami branch, such meetings can be conducted telephonically.

                  (a) The Compliance Officer shall chair the periodic meetings.

                  (b) The Compliance Department shall maintain a written record of meeting minutes, signed by the Compliance Officer.

         (16) Beginning not later than ninety (90) days following the hiring of a Compliance Officer, and continuing thereafter, the Compliance Officer and the Compliance Department shall produce periodic reports to the Bank, not less than monthly, summarizing:

                  (a) the actions taken to comply with each Article of this Order and the results of those actions.

                  (b) any investigations initiated, conducted or concluded by the Compliance Officer or the Compliance Department;

                  (c) any significant events or transactions within the purview of the Compliance Officer or the Compliance Department;

                  (d) any significant risk assessments within the purview of the Compliance Officer or the Compliance Department;

                  (e) any significant modifications to the policies and procedures of the Branch; and

                  (f) the minutes of all meetings held pursuant to Paragraph (15).

Article VIII

PROHIBITION ON TRANSACTIONS WITH CERTAIN ENTITIES

         (1) Effective immediately, the Branch shall obtain a written legal opinion from external counsel that it has closed and that there has been a proper disbursement of the proceeds from all accounts related to or for Augusto Pinochet and all accounts related to or for Oscar Aitken.

         (2) Effective immediately, the Branch shall not receive, complete or initiate wire transactions, shall not extend any new credit, shall not renew, extend, or modify any existing credit, shall not issue or process any new letter of credit and shall not, in any manner, provide any extension of credit whatsoever, to or for Augusto Pinochet and any entity owned, controlled, managed, or created for the benefit of Augusto Pinochet or to or for Oscar Aitken and any entity owned, controlled, managed, or created for the benefit of Oscar Aitken.

Article IX

EMPLOYMENT CONTRACTS

         (1) Within sixty (60) days, the Bank and the GM shall develop, implement, and thereafter ensure Branch adherence to a written policy to ensure that all employment contracts of Branch employees are executed in English, in the United States, subject to and enforceable by federal and state laws of the United States:

                  (a) A Branch employee is defined as any employee, who will be working at the Branch for more than five (5) consecutive days, or thirty (30) days within any calendar year, excluding audit staff employed by the Bank.

         (2) The written policy shall also include the establishment of procedures to train and educate all employees not bound by employment contracts regarding their responsibilities and liabilities under applicable United States laws, including but not limited to, the Bank Secrecy Act and its implementing regulations, OFAC rules and regulations, and all other Anti-Money Laundering legislation.

         (3) No later than April 30, 2005, and continuing thereafter, the Bank and Branch will review all current employment contracts and employment relationships to ensure compliance with this policy.

         (4) With respect to Branch employees the Bank and Branch shall comply with the requirements set forth in 12 C.F.R. Part 359 pertaining to golden parachute payments, as therein defined, as if the Branch were an insured depository institution. For this purpose, references in 12 C.F.R. Part 359 to the Federal Deposit Insurance Corporation shall be read as references to the OCC and any request for a determination of permissibility or consent shall be filed with the Deputy Comptroller.

Article X

REPORTING COMMITTEE

         (1)Within three (3) business days of the date of this Order, the Bank shall create a committee composed of at least three (3) Branch officers including the GM of the Branch, or Acting GM, and the Risk Division Manager of the Bank (“Reporting Committee”).

         (2)The Reporting Committee shall be responsible for ensuring, monitoring, evaluating and coordinating the Bank’s compliance and implementation of the provisions of this Order and shall meet at least monthly. Such meetings may be conducted telephonically

         (3)Within twenty (20) days following each required meeting, the Reporting Committee shall submit a written progress report to the Bank setting forth in detail:

                  (a) Actions taken to comply with each Article of this Order;

                  (b) The results of those actions; and

                  (c) Any noncompliance with any provision of this Order.

         (4) Within thirty (30) days following the end of each required meeting, the Bank shall forward a copy of the Reporting Committee’s report, with any additional comments by the Bank, to the Deputy Comptroller.

Article XI

DEFINED TERMS

         (1) The term “related accounts” shall be broadly construed and includes:

                  (a) all accounts for which there are common signatories, directors, officers, addresses, or phone numbers;

                  (b) all accounts of relatives of the customer, whether by blood or by marriage, including, but not limited to, spouse, sons, daughters, sons-in-law, daughters-in-law, and parents;

                  (c) all accounts of any corporation, partnership, joint enterprise or other enterprise or undertaking whatsoever, controlled by or operated substantially in the interest of any customer; where “control” shall be defined as ownership, whether direct or indirect, of ten percent (10%) or more of the stock or other evidence of capital or equity ownership of any such organization; and where “substantial interest” shall be defined as derivation, in any manner whatsoever, of income of ten thousand dollars ($10,000) or more per annum as a result of the operation of any such organization;

                  (d) All accounts where the customer exercises control or authority over the account holder;

                  (e) All accounts of any affiliate of the customer; and

                  (f) Any accounts so designated by the Deputy Comptroller.

         (2) The term “major shareholder” shall mean any individual or entity that owns, controls or has the power to vote ten percent (10%) or more of a company’s voting stock.

         (3) The term “governmental corporation” shall refer to any corporation related to a governmental entity or a politically exposed person of a governmental entity.

         (4) The term “politically exposed person” (PEP) shall refer to a person identified in the course of normal account opening, maintenance or compliance procedures to be a “senior foreign political figure,” any member of a senior foreign political figure’s “immediate family,” and any “close associate” of a senior foreign political figure.

                  (a) A “senior foreign political figure” is a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

                  (b) The “immediate family” of a senior foreign political figure typically includes the figure’s parents, siblings, spouse, children and in-laws.

                  (c) A “close associate” of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

         (5) The term “documents, books and records” shall have the broadest possible meaning and shall include, without limitation, paper and electronic records of all kinds, reports, notes, calendars, phone logs, financial instruments and tapes.

         (6) The term “investment company” shall refer to a firm that, for a management fee, invests the pooled funds of small investors in securities appropriate for its stated investment objectives.

Article XII

ADMINISTRATIVE APPEALS AND EXTENSIONS OF TIME

         (1) If the Branch determines that an exception to any provision of this Order is in its best interests, or requires an extension of any timeframe within this Order, the Branch shall submit a written request to the Deputy Comptroller asking for relief.

         (2) Any written requests submitted pursuant to this Article shall include a statement setting forth in detail the special circumstances that prevent the Branch from complying with any provision, that require the Deputy Comptroller to exempt the Branch from any provision, or that require an extension of any timeframe within this Order. All such requests shall be accompanied by relevant supporting documentation.

         (3) The Deputy Comptroller’s decision in granting the request is final and not subject to further review.

ARTICLE XIII

CLOSING

         (1) Although the Bank, and the Branch, through the GM, are required to submit certain proposed actions and programs for the review or approval of the Deputy Comptroller, the Board and the GM have the ultimate responsibility for proper and sound management of the Bank and the Branch as well as compliance with all of the provisions contained in this Order.

         (2) It is expressly and clearly understood that if, at any time, the Comptroller deems it appropriate in fulfilling the responsibilities placed upon him/her by the several laws of the United States of America to undertake any action affecting the Branch, nothing in this Order shall in any way inhibit, estop, bar or otherwise prevent the Comptroller from so doing.

         (3) The provisions of this Order are effective upon issuance of this Order by the Comptroller, through her authorized representative whose hand appears below, and shall remain effective and enforceable, except to the extent that, and until such time as, any provisions of this Order shall have been amended, suspended, waived, or terminated in writing by the Comptroller.

         (4) In each instance in this Order in which the Bank and the GM are required to ensure adherence to, and undertake to perform certain obligations of the Bank, it is intended to mean that the Board and the GM shall:

                  (a) authorize and adopt such actions on behalf of the Bank or Branch as may be necessary for the Bank or Branch to perform its obligations and undertakings under the terms of this Order;

                  (b) require the timely reporting by Bank and Branch management of such actions directed by the Board or the GM to be taken under the terms of this Order;

                  (c) follow-up on any non-compliance with such actions in a timely and appropriate manner; and

                  (d) require corrective action be taken in a timely manner of any non-compliance with such actions.

         (5) This Order is intended to be, and shall be construed to be, a final order issued pursuant to 12 U.S.C. § 1818(b), §3102(b), and §3108(a) and expressly does not form, and may not be construed to form, a contract binding on the Comptroller or the United States.

         (6) The terms of this Order, including this paragraph, are not subject to amendment or modification by any extraneous expression, prior agreements or prior arrangements between the parties, whether oral or written.

IT IS SO ORDERED, this_________ day of February 2005.

John W. Quill
Deputy Comptroller
Special Supervision Division
Office of the Comptroller of the Currency

Exhibit B

UNITED STATES OF AMERICA
BEFORE THE
BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
WASHINGTON, D.C.

)
In the Matter of	)	Docket Nos.	05-001-B-FR
	)		05-001-B-FRB
BANCO DE CHILE	)
Santiago, Chile	)
	)	Cease and Desist Order Issued
BANCO DE CHILE	)	Upon Consent Pursuant to the
MIAMI BRANCH	)	Federal Deposit Insurance Act,
Miami, Florida	)	as Amended
)

         WHEREAS, the Board of Governors of the Federal Reserve System (the “Board of Governors”) issues this Cease and Desist Order (the “Order”) against Banco de Chile (the “Bank”), a foreign bank as defined in section 3101(7) of the International Banking Act (12 U.S.C. 3101(7)) and the Miami branch of the Bank (the “Miami Branch”);

         WHEREAS, the Bank and the Miami Branch are taking steps to address deficiencies relating to compliance with applicable federal laws, rules, and regulations relating to anti-money laundering (“AML”) policies and procedures, including the Currency and Foreign Transactions Reporting Act, 31 U.S.C. 5311 et seq. (the Bank Secrecy Act or “BSA”), as amended by the USA PATRIOT Act; the rules and regulations issued thereunder by the U.S. Department of the Treasury (31 C.F.R. Part 103); and the suspicious activity reporting requirements of Regulation K of the Board of Governors (12 C.F.R. 211.24(f));

         WHEREAS, to address the deficiencies in the Miami Branch’s policies, procedures, and internal controls relating to AML, the Bank and the Miami Branch are consenting to the issuance of this Order by the Board of Governors; and

         WHEREAS, on February 1, 2005, the board of directors of the Bank, at a duly constituted meeting, adopted a resolution authorizing and directing the General Manager to enter into this Order on behalf of the Bank and the Managing Director of the International Area to enter into this Order on behalf of the Miami Branch, and consenting to compliance with each and every applicable provision of this Order by the Bank, the Miami Branch, and their institution-affiliated parties, as defined in sections 3(u) and 8(b)(4) of the Federal Deposit Insurance Act, as amended (12 U.S.C. 1813(u) and 1818(b)(4)), and waiving any and all rights the Bank or the Miami Branch may have pursuant to section 8 of the FDI Act (12 U.S.C. 1818) to: (i) a hearing for the purpose of taking evidence on any matters set forth in this Order; (ii) judicial review of this Order; and (iii) challenge or contest, in any manner, the basis, issuance, validity, terms, effectiveness or enforceability of this Order or any provisions hereof.

         NOW, THEREFORE, before the taking of any testimony or adjudication of, or finding on any issue of fact or law herein, and without this Order constituting an admission of any allegation made or implied by the Board of Governors in connection with this proceeding;

         IT IS HEREBY ORDERED that, pursuant to sections 8(b)(1) and (4) of the FDI Act (12 U.S.C. 1818(b)(1) and (4)), the Bank, the Miami Branch, and their institution-affiliated parties cease and desist and take the following affirmative actions:

         Anti-Money Laundering Compliance
         1. Within 90 days of this Order, the Bank and the Miami Branch shall jointly submit to the Federal Reserve Bank of Atlanta (the “Reserve Bank”) an acceptable written AML program designed to ensure the Miami Branch’s compliance with all applicable provisions of the BSA and the rules and regulations issued thereunder. The program shall include provisions for updates on an ongoing basis as necessary to incorporate amendments to the BSA and the rules and regulations issued thereunder. The program shall at a minimum provide for:

                   (a) Enhanced internal controls, particularly in the area of account opening and transaction monitoring, to ensure compliance with all recordkeeping and reporting requirements;

                  (b) the independent testing of compliance with the BSA and the rules and regulations issued thereunder through regular comprehensive compliance audits that are fully documented and conducted by qualified parties who are independent of the Bank’s and the Miami Branch’s compliance function;

                  (c) the management of the Miami Branch’s AML program by a qualified compliance officer, who is supported by adequate staffing levels, who is located at the Miami Branch, and who has responsibility for overseeing and monitoring the Miami Branch’s compliance with all BSA-related laws and regulations and its adherence to internal policies and procedures; and

                  (d) effective training for all appropriate personnel at the Miami Branch in all aspects of regulatory and internal policies and procedures related to the BSA and the identification and reporting of suspicious transactions, and updating of training on a regular basis to reasonably ensure that all appropriate personnel are trained in the most current legal requirements, appropriate industry best practices, and internal policies and procedures.

Suspicious Activity Reporting and Customer Due Diligence

         2. Within 90 days of this Order, the Bank and the Miami Branch shall jointly submit to the Reserve Bank an acceptable written customer due diligence program designed to reasonably ensure the identification and timely, accurate, and complete reporting of all known or suspected violations of law against or involving the Miami Branch and suspicious transactions at the Miami Branch to law enforcement and supervisory authorities as required by the suspicious activity reporting provisions of Regulation K of the Board of Governors (12 C.F.R. 211.24(f)). At a minimum, the program shall include:

                  (a) A methodology for assigning risk levels to the Miami Branch’s customer base;

                  (b) a risk focused assessment of the Miami Branch’s customer base to:

                           (i) identify the categories of customers whose transactions and banking activities are routine and usual; and

                           (ii) determine the appropriate level of enhanced due diligence necessary for those categories of customers that pose a heightened risk of conducting potentially illicit activities at or through the Miami Branch;

                  (c) for each customer whose transactions require enhanced due diligence, procedures to:

                           (i) determine the appropriate documentation necessary to verify the identity and business activities of the customer; and

                           (ii) understand the normal and expected transactions of the customer; and

                  (d) procedures designed to ensure proper identification and reporting of all known or suspected violations of law and suspicious transactions, including but not limited to:

                           (i) effective monitoring of customer accounts and transactions; and

                           (ii) appropriate participation by Miami Branch senior management in the process of identifying, reviewing, and reporting potentially suspicious activity.

Accounts Related to Senior Foreign Political Figures

         3. (a) Within 120 days of this Order, the Miami Branch shall complete a review of all account activity from January 1, 1999 to the date of this Order for the accounts of any former or current Miami Branch customer who has been identified by the Miami Branch as a senior foreign political figure, a member of a senior foreign political figure’s immediate family, or a close associate of a senior foreign political figure (collectively, “Covered Persons”) for suspicious activity. Upon completion of the account review, the Miami Branch shall ensure that all matters or transactions required to be reported pursuant to the rules of the Board of Governors and the BSA have been reported in accordance with applicable rules and regulations.

         (b) For the purposes of this Order, the terms “senior foreign political figure”, “member of a senior foreign political figure’s immediate family”, and “close associate of a senior foreign political figure” shall be defined as set forth in the interagency Guidance on Enhanced Scrutiny for Transactions that May Involve the Proceeds of Foreign Official Corruption, dated January 2001, and referenced in the Board of Governors’s SR Letter 01-03 (the “Interagency Guidance”).

         4. Within 90 days of this Order, the Bank and the Miami Branch shall jointly submit to the Reserve Bank acceptable written policies and procedures governing accounts and transactions involving Covered Persons. At a minimum, the policies and procedures shall address, consider, and include:

                  (a) Procedures for:

                  (i) ensuring the identification of accounts in which Covered Persons have an interest, including accounts for which Covered Persons are beneficial owners;

                  (ii) assigning risk levels to Covered Persons’ accounts; and

                  (iii) determining the appropriate level of enhanced due diligence necessary for the accounts of Covered Persons that pose a heightened risk of conducting potentially illicit activities at or through the Miami Branch; and

         (b) the guidance to banking organizations regarding Covered Persons contained in the Interagency Guidance.

Coordination Between U.S. Branches

         5. Within 90 days of this Order, the Bank and the Miami Branch shall submit to the Reserve Bank acceptable procedures for information sharing and coordination, as appropriate, between the Miami Branch and the Bank’s New York Branch, a federally-chartered branch supervised by the Office of the Comptroller of the Currency, to ensure full compliance by the Bank’s U.S. operations with all applicable provisions of the BSA and the rules and regulations issued thereunder and consistent adherence to applicable internal policies and procedures.

OFAC Compliance

         6. Within 90 days of this Order, the Bank and the Miami Branch shall jointly submit to the Reserve Bank an acceptable written plan designed to ensure the Miami Branch’s compliance with the regulations of the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) (31 C.F.R. 500 et seq.), as well as any guidelines issued or administered by OFAC. The plan shall include, at a minimum, procedures to ensure that customer transactions and assets are treated in accordance with OFAC requirements and in accordance with a regularly updated list of entities and individuals whose transactions or assets are required to be blocked, frozen, or monitored.

Cooperation with Regulatory Authorities

         7. Within 90 days of this Order, the Bank and the Miami Branch shall jointly submit to the Reserve Bank acceptable written policies and procedures that govern the conduct of Miami Branch personnel, and where applicable, Bank personnel, in all regulatory matters, including, but not limited to interaction with and information requests by the Reserve Bank. The policies and procedures shall, at a minimum: (a) emphasize the importance of full cooperation with banking regulators; (b) ensure that all Miami Branch personnel provide prompt, complete, and accurate information to banking regulators; and (c) ensure that all Bank personnel provide prompt, complete, and accurate information in all communications with the Reserve Bank or the Board.

Approval and Progress Reports

         8. The programs, policies, procedures, and plan required by paragraphs 1, 2, 4, 5, 6, and 7 of this Order shall be submitted to the Reserve Bank for review and approval. Acceptable programs, policies, and procedures, and an acceptable plan shall be submitted to the Reserve Bank within the time periods set forth in this Order. The Bank and the Miami Branch shall adopt the approved programs, policies, procedures, and plan within 10 days of approval by the Reserve Bank and then shall take all actions necessary to fully comply with them. During the term of this Order, the approved programs, policies, procedures, and plan shall not be amended or rescinded without the prior written approval of the Reserve Bank.

         9. Within 10 days after the end of each calendar quarter following the date of this Order, the Bank and the Miami Branch shall jointly submit to the Reserve Bank written progress reports detailing the form and manner of all actions taken to secure compliance with the provisions of this Order, and the results thereof. Management’s responses to any audit reports covering AML matters prepared by internal and external auditors shall be included with the progress report. The Reserve Bank may, in writing, discontinue the requirement for progress reports or modify the reporting schedule.

Notices

         10. All communications regarding this Order shall be sent to:

(a)	Mr. Robert M. Schenck Vice President Federal Reserve Bank of Atlanta 9100 NW 36th Street Miami, Florida 33178

(b)	Mr. Pablo Granifo Banco de Chile Ahumada 251 Santiago, Chile

(c)	Mr. Patricio Nazal Managing Director, International Area Banco de Chile Miami Branch Suite 2700 200 South Biscayne Boulevard Miami, Florida 33131

Miscellaneous

         11. The provisions of this Order shall be binding on the Bank, the Miami Branch, and each of their institution-affiliated parties in their capacities as such, and their successors and assigns.

         12. Each provision of this Order shall remain effective and enforceable until stayed, modified, terminated or suspended in writing by the Board of Governors.

         13. Notwithstanding any provision of this Order, the Reserve Bank may, in its sole discretion, grant written extensions of time to the Bank and the Miami Branch to comply with any provision of this Order.

         14. The provisions of this Order shall not bar, estop or otherwise prevent the Board of Governors, the Reserve Bank or any federal or state agency from taking any further or other action affecting the Bank, the Miami Branch, or any of their current or former institution-affiliated parties or their successors or assigns.

         By order of the Board of Governors of the Federal Reserve System, effective this ____ day of February, 2005.

Banco de Chile	Board of Governors of the

Federal Reserve System

By: ___________________________ Pablo Granifo General Manager	By:________________________ Jennifer J. Johnson Secretary of the Board

Banco de Chile

Miami Branch

By:___________________________ Patricio Nazal Managing Director, International Area

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2005

Banco de Chile

By:	/S/ Pablo Granifo L.
By: Pablo Granifo Lavin Chief Executive Officer